

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 6, 2011

<u>Via E-mail</u>
Edward L. Rand, Jr.
Chief Financial Officer
ProAssurance Corporation
100 Brookwood Place
Birmingham, Alabama 35209

Re: **ProAssurance Corporation**
         Form 10-K for the Fiscal Year Ended December 31, 2010
         Filed February 24, 2011
         File No. 001-16533

Dear Mr. Rand:

We have reviewed your August 9, 2011 response to our July 13, 2011 letter and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comment.

After reviewing the information provided, we may have additional comments and/or request that you amend your filing.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>
<u>Critical Accounting Estimates</u>

<u>Reserve for Losses and Loss Adjustment Expenses, page 29</u>

1. Refer to your response to comment one. Please provide us proposed disclosure to be included in future periodic reports that address the following:
    - It is unclear how your response addressed bullet one. Please clearly explain why recognition occurred in the periods that it did and why recognition was not required in earlier periods. In addition, identify and describe in reasonable specificity the additional experience/information obtained since the last reporting date that led to the change in estimates. Please address fiscal 2010 and 2009 separately.

- For each of your key assumptions quantify and explain what caused them to change from the assumptions used in the immediately preceding period.
- Your response appears to provide a sensitivity analysis for your severity trend. In order to show investors the potential variability in the most recent estimate of your loss reserve, quantify and present preferably in a tabular format the impact that reasonably likely changes in the key assumptions identified , such as severity trends, may have on reported results, financial position and liquidity.

Please contact James Peklenk, Staff Accountant, at (202) 551-3661 or Joel Parker, Accounting Branch Chief, at (202) 551-3651 if you have any questions regarding the comment. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant